Exhibit 99.1

October 2, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL
NEWS  RELEASE

GREAT  PANTHER  SILVER  ANNOUNCES  FILING  OF
PRELIMINARY  BASE  SHELF  PROSPECTUS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System.

These filings, when made final or effective, will allow Great Panther to make offerings of common shares, warrants, subscription receipts, units, or any combination thereof, having an aggregate offering price of up to $80 million (Canadian dollars) in Canada and the United States over 25 months from the date of the filing of the final prospectus.  Great Panther filed this preliminary base shelf prospectus to maintain financial flexibility and the maximum amount that could potentially be offered under the base shelf prospectus does not reflect an estimate of future financing requirements.  Any amount of a future financing (if any) will depend upon future developments which are not ascertainable at this time.

No securities may be sold nor may offers to buy be accepted prior to the time at which a receipt for the final base shelf prospectus is obtained from applicable Canadian securities regulatory authorities.  This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction.  This news release does not constitute an offer of securities for sale in the United States and the securities referred to in this news release may not be offered or sold in the United States until the registration statement relating to these securities has become effective.

A copy of the preliminary short form base shelf prospectus, the final short form base shelf prospectus (when filed) and any shelf prospectus supplements that may be filed in the future, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or may be obtained by request to the Assistant Corporate Secretary, Great Panther Silver Limited, 800-333 Seymour Street, Vancouver, British Columbia, Canada, V6B 5A6.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine, and the Topia Mine in Durango.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert A. Archer President & CEO 1-888-355-1766

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.